SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                              SCHEDULE 13G

         Information Statement pursuant to Rules 13d-1 and 13d-2
                Under the Securities Exchange Act of 1934
                           (Amendment No. 9)*


                               SANDATA, INC.
                             (Name of Issuer)



                  Common Stock par value $.001 per share
                     (Title of Class of Securities)



                               799-778-204
                              (Cusip Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 799-778-204                         13G

(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HUGH FREUND
       ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /  /

       Filer disclaims beneficial ownership, see #10 Below  (b)  /  /

(3)    SEC USE ONLY

(4)    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES

NUMBER                 (5)         SOLE VOTING POWER

OF SHARES                          218,132

BENEFICIALLY           (6)         SHARED VOTING POWER

OWNED BY EACH

REPORTING              (7)         SOLE DISPOSITIVE POWER

PERSON                             218,132

WITH                   (8)         SHARED DISPOSITIVE POWER


(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       218,132

(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
/ X / Excludes 79,000 shares issuable upon exercise of currently exercisable options held by the wife of Mr. Freund, and 50,710 shares held by Mr. Freund's children, Emily and Leland Freund, of which Mr. Freund disclaims beneficial ownership.

(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       25.9%

(12)   TYPE OF REPORTING PERSON*

       IN

SEE INSTRUCTION BEFORE FILLING OUT!

                         SCHEDULE 13G

Item 1(a)        Name of Issuer:

                 Sandata, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:

                 26 Harbor Park Drive
                 Port Washington, NY  11050

Item 2(a)        Name of Person Filing:

                 Hugh Freund

Item 2(b)        Address of Principal Business Office or, if none, Residence:

                 26 Harbor Park Drive
                 Port Washington, NY  11050

Item 2(c)        Citizenship:

                 United States of America

Item 2(d)        Title of Class of Securities:

                 Common Shares, par value $.001 per share

Item 2(e)        Cusip Number:

                 799-778-204

Item 3 This statement is not filed pursuant to Rules 13d-1(b), or 13d-2(b).

Item 4(a)        Amount Beneficially Owned as of December 31, 1995:

                 218,132 - Includes 79,000 shares issuable upon the exercise of options which are currently exercisable. Excludes 50,710 shares held by children of Mr. Freund. Excludes 79,000 shares issuable upon exercise of currently exercisable options held by the wife of Mr. Freund, of which Mr. Freund disclaims beneficial ownership.

Item 4(b)        Percent of Class:

                 25.9%

Item 4(c)        Number of shares as to which such person has:

                 (i)    sole power to vote or to direct the vote:

                        218,132

                 (ii)   shared power to vote or to direct the vote:

                        None

                 (iii)  sole power to dispose or to direct the disposition of:

                        218,132

                 (iv) shared power to dispose or to direct the disposition of:

                        None

Item 5           Ownership of Five Percent or Less of a Class:

                 Inapplicable.

Item 6           Ownership of More than Five Percent on Behalf of Another
                 Person:

                 Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                 Company:

                 Inapplicable.

Item 8           Identification and Classification of Members of the Group:

                 Inapplicable.

Item 9           Notice of Dissolution of Group:

                 Inapplicable.

Item 10          Certification:

                 Inapplicable.


                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 9, 1996
                                                    (Date)

                                                /s/ Hugh Freund
                                                  (Signature)

                                                    Hugh Freund
                                                     (Name)